Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 15.4 Meters of 1.96 g/t Gold With 15.95 g/t Silver and Expands Oxide Gold-Silver Zones at the Akarca JV Project, Turkey

Vancouver, British Columbia, June 20, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce mid-year exploration results from the Akarca gold-silver project in northwestern Turkey. EMX’s on-going 2011 drill program has further expanded the Fula Tepe and Arap Tepe mineralized zones with intercepts that include 15.4 meters averaging 1.96 g/t gold with 15.95 g/t silver and 44.3 meters averaging 0.72 g/t gold with 6.12 g/t silver. Recent IP-resistivity surveys have also identified additional shallowly concealed targets at the Percem Tepe and Sarikaya Tepe prospects, and geological mapping and rock sampling have identified new vein zones at Kucukhugla Tepe that include results of 1.5 meters averaging 37.2 g/t gold and 405 g/t silver.

Highlights from the 2011 drill program thus far at Fula Tepe include broadening the zone 60 meters to the north, and confirming the continuity of gold-silver mineralization between areas drilled in previous years. Drilling at Arap Tepe extended the gold-silver mineralization along strike in Zone A, and the first holes drilled in Zone C confirmed new zones of gold-silver mineralization at depth. Further drilling in 2011 will include the initial drill tests of the Percem Tepe and Sarikaya prospects, which contain some of the best surface gold-silver sample results to date on the property.

Akarca’s district scale exploration potential is characterized by multiple prospects and ongoing discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural corridors, occurring as high grade veins and as lower grade, bulk tonnage zones. The Akarca project is being explored as part of a joint venture (JV) with a wholly owned subsidiary of Centerra Gold Inc. Please see attached maps and www.eurasianminerals.com for more information.

Central Target Area. The 2.1 by 2.2 kilometer “Central Target” area is characterized by strongly anomalous surface geochemistry (gold-in-soil anomalies greater than 0.1 g/t Au and multiple rock samples over 10 g/t Au and 100 g/t Ag), IP-resistivity targets, and drill delineated gold-silver zones. Drilling in 2011 focused on the Fula Tepe and Kucukhugla Tepe zones. Assays have been received for all three Fula Tepe holes, with assays pending from the three holes at Kucukhugla Tepe. The Fula Tepe 2011 drill results are summarized in the table below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Comments
AKC-47	13.0	19.0	6.0	0.93	6.92	Fula Tepe. Broadens Au-Ag zone 60m north w/ intercepts of veining & mineralization concealed beneath cover. True width interpreted at 87% of reported interval.
	52.0	64.0	12.0	0.40	3.72
	100.0	110.5	10.5	0.23	1.65
AKC-48 including including	0.0	6.0	6.0	0.83	14.23

Fula Tepe. Broadens zone and fills-in along strike. Three zones of Au-Ag mineralization correlate with IP-resistivity, mapped veins, and surface geochem. The upper 79.4 m averaged 0.687 g/t Au & 5.31 g/t Ag including dilution. True width interpreted at 67% of reported interval.

	30.6	46.0	15.4	1.96	15.95
	31.5	38.2	6.7	2.43	30.50
	43.0	44.5	1.5	7.71	18.55
	58.2	79.4	21.2	0.80	2.67
AKC-49 including including	0.3	3.5	3.2	0.81	24.87

Fula Tepe. Five intervals of mineralization intercepted along the main Fula Tepe trend of mineralization and mapped IP-resistivity anomalies. The upper 144.7m of the hole averaged 0.338 g/t Au and 3.02g/t Ag including dilution. True width interpreted at 76% of reported interval.

	35.8	55.3	19.5	0.45	7.50
	67.3	85.1	17.8	0.55	4.08
	112.2	145.0	32.8	0.68	1.58
	118.1	123.0	4.9	2.39	3.62
	141.6	142.6	1.0	6.55	9.32
	204.9	225.1	20.2	0.40	11.55

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m.

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At Fula Tepe, hole AKC-47 broadened the bulk tonnage gold-silver zone 60 meters to the north, and AKC-48 intersected three gold-silver zones that correlate with IP-resistivity anomalies, vein outcrops, and surface sampled gold-silver mineralization. Drill hole AKC-49 targeted the mineralized trend along the main Fula Tepe structure, and intersected multiple intervals of mineralization that appear to correlate with mapped IP-resistivity trends. This year’s Fula Tepe results, together with previous drilling, delineate a 350 by 140 meter gold-silver zone within an overall 900 by 200 meter target corridor of mapped veins and IP-resistivity anomalies.

Arap Tepe. Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization, quartz veining and silicification, and IP-resistivity anomalies located approximately three kilometers east of the “Central Target” area. This year’s program followed-up on encouraging 2010 drill results from Zone A that included 50.4 meters averaging 3.39 g/t gold (see Company news release dated December 21, 2010), as well as initial drill tests of other targets in the Arap Tepe area including the “B” and “C” zones. A table of Arap Tepe 2011 drill results is given below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Comments
AKC-40	7.6	62.6	55.0	0.67	2.44	Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
including	14.9	17.7	2.8	1.68	5.61
including	44.5	48.3	3.8	1.8	2.07
AKC-41	1.5	15.6	14.1	0.36	2.19	Zone A. Step out hole to the southeast. True width interpreted at 71% of reported interval.
AKC-42	Alteration & anomalous geochem at end of hole.					Zone B. Hornfels and disseminated sulfides.
AKC-43	15.6	63.9	48.3	0.42	1.58	Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
						Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
AKC-44	15.3	68.1	52.8	0.27	1.85
AKC-45 including AKC-45B including	26.6	70.9	44.3	0.72	6.12	Zone C. Intersected IP-resistivity target at depth. True width interpreted at 79% of reported interval.
	43.1	50	6.9	1.95	13.58
	24.6	56.8	32.2	0.46	3.55	Zone C. Re-drill of AKC-45. True width interpreted at 79% of reported interval.
	46.2	48.5	2.3	1.96	8.08
AKC-46	Anomalous Au mineralization.					35% of the hole intersected > 0.1 g/t Au.

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m.

A summary of the mid-year Arap Tepe exploration results includes:

  “Zone A” - four new holes returned broad intercepts of oxide gold-silver mineralization that extended the drill defined strike length to 250 meters. AKC-40, -43, and -44 extended the zone over 100 meters to the west-northwest, consistently intersecting an approximately 40 to 50 meter thick zone of gold-silver mineralization, including 55.0 meters averaging 0.67 g/t gold in hole AKC-40. AKC-41 extended the zone further to the southeast. However, the majority of Zone A remains untested, with further potential identified by outcrops of quartz veining and silicification and IP-resistivity anomalies.
  “Zone B” – AKC-42 intersected anomalous gold mineralization and pathfinder geochemistry (i.e., arsenic and mercury), along with hornfels altered sedimentary rocks and disseminated sulfides at the end of the hole.
  “Zone C” – the initial drill test of Zone C confirmed this recent discovery of gold-silver mineralization. Two holes (AKC-45, -45B), collared from the same pad, followed-up on surface chip channel samples that include 3.87 g/t gold over 1.0 meter and 17.4 g/t silver over 0.4 meters. Both holes intersected mineralization, including 44.3 meters averaging 0.72 g/t gold and 6.12 g/t silver in AKC-45, and defined 30 meters of dip extent to the zone, which remains open along strike and down dip.

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Elsewhere in the Arap Tepe area, one hole (AKC-46) drilled in the middle of a 640 meter long concealed IP resistivity target intersected anomalous gold mineralization (i.e., > 0.1 g/t Au) in 35% of the drilled intervals. In addition, 59% (50 out of 85) of this year’s channel samples in the central portion of the Arap Tepe area assayed greater than 0.1 g/t gold.

Percem Tepe Prospect. This recent undrilled discovery is located approximately 1.2 kilometers north of Arap Tepe, and was initially defined as an 800 meter long, northwest oriented trend of gold-silver mineralization with channel samples that include 66.0 g/t gold and 49.3 g/t silver over 1.0 meter. This year’s IP-resistivity survey delineated two west-northwest zones of high resistivity that correlate with surface mapped quartz veins and silica alteration. EMX has moved the core rig to Percem Tepe to test targets outlined from the IP-resistivity anomalies, surface mapping, and sampling.

Sarikaya Tepe Prospect. The Sarikaya Tepe prospect, located west of the Central Target area, is a 2010 discovery with channel samples that assayed up to 54.7 g/t gold and 28.0 g/t silver over 1.8 meters. This year’s IP-resistivity survey extended the projection of the surface mapped zone of quartz veining and silica alteration to the northwest by 200 meters. EMX is planning a program of mapping and sampling in preparation for initial drill testing later in 2011.

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an

EMX 2006 grassroots exploration discovery. Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years. The JV agreement is currently in its third year.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

EURASIAN MINERALS INC. FULA TEPE ZONE
AKARCA PROJECT
AKC-49: 32.8m @ 0.68 g/t Au, 1.58 g/t Ag
AKC 49
AKC 10
14.8
14.95
12.15
10.95
AKC 47
AKC 48
AKC 8
AKC 9
AKC 7
AKC 6
AKC-48: 15.4m @ 1.96 g/t Au, 15.95 g/t Ag
31
10.55
N
W
E
S
100 Meters

EURASIAN MINERALS INC. ARAP TEPE ZONE
AKARCA PROJECT
Zone C
AKC 45
AKC-45: 44.3m @ 0.72 g/t Au, 6.12 g/t Ag
Zone A
AKC 44
AKC 43
18.95
19.55
AKC 41
AKC 40
AKC 46
AKC-40: 55.0m @ 0.67 g/t Au, 2.44 g/t Ag
18.7
44.2
Zone B
AKC 42
54.8
35.7
10.55
40.4
N
W
E
S
400 Meters
June 2011
Core Holes 2011
Core Holes
RC Holes
Rock Samples
Au (ppm)
> 5.00
1.00 - 5.00
0.500 - 1.00
< 0.500
IP Resistivity Anomalies
Mapped Veins

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com